Filed pursuant to Rule 433
Registration Statement No. 333-160438
Supplementing the Preliminary
Prospectus dated July 6, 2009

Regis Corporation
$150,000,000
5% Convertible Senior Notes due 2014

This term sheet should be read together with the preliminary prospectus dated July 6, 2009, including the documents incorporated by reference therein, before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus.

Issuer:	Regis Corporation, a Minnesota corporation (“Regis”).

Ticker/Exchange:	RGS/The New York Stock Exchange.

Title of Securities:	5% Convertible Senior Notes due 2014 (the “Notes”).

Aggregate Principal Amount Offered:	$150,000,000 aggregate principal amount of Notes (excluding the underwriters’ option to purchase up to $22,500,000 of additional aggregate principal amount of Notes to cover overallotments, if any).

Proceeds Net of Any Commissions Payable to the Underwriters in Connection with the Offering:	$145,500,000 ($167,325,000 if the underwriters’ option to purchase up to $22,500,000 of additional aggregate principal amount of Notes to cover overallotments is exercised in full).

Maturity:	The Notes will mature on July 15, 2014, subject to earlier repurchase or conversion.

Annual Interest Rate:	5% per annum.

Interest Payment Dates and Record Dates:

Interest will accrue from July 14, 2009, and will be payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2010 to the person in whose name a Note is registered at the close of business on January 1 or July 1, as the case may be (whether or not a business day), immediately preceding the relevant interest payment date.

Day Count Convention:	30/360.

Issue Price:	100%, plus accrued interest, if any, from July 14, 2009.

Last Reported Sale Price of Common Stock:	$12.37 on the New York Stock Exchange as of July 8, 2009.

Initial Conversion Price:	Approximately $15.46 per share of common stock.

Initial Conversion Rate:	64.6726 shares of common stock per $1,000 aggregate principal amount of Notes.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC

Trade Date:	July 8, 2009.

Expected Settlement Date:	July 14, 2009.

CUSIP Number:	758932 AA5

Listing:	None.

Fundamental Change:

If Regis undergoes a fundamental change (as defined under “Description of Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes” in the preliminary prospectus, dated July 6, 2009, relating to this offering), investors will have the option to require Regis to purchase all their Notes or any portion of the principal amount thereof that is equal to $1,000, or an integral multiple of $1,000. The fundamental change purchase price will be 100% of the principal amount of the Notes to be purchased plus any accrued and unpaid interest, including any additional interest, to, but excluding, the fundamental change purchase date. Regis will pay cash for all Notes so purchased.

Adjustment to Conversion Rate upon a Make-Whole Fundamental Change:	The following table sets forth numbers of additional shares to be received per $1,000 principal amount of Notes based on the respective stock prices and effective dates set forth below:

	Stock Price
Effective Date	$12.37	$15.00	$17.50	$20.00	$25.00	$30.00	$40.00	$50.00	$60.00	$80.00
July 14, 2009	16.1681	11.8094	9.4106	7.8689	6.0238	4.9654	3.7198	2.9931	2.5112	1.9115
July 15, 2010	16.1681	10.9352	8.4161	6.8803	5.1407	4.2163	3.1482	2.5312	2.1233	1.6141
July 15, 2011	16.1681	9.9752	7.2520	5.7126	4.1189	3.3462	2.4913	2.0006	1.6763	1.2700
July 15, 2012	16.1681	8.6684	5.7020	4.2036	2.8855	2.3233	1.7256	1.3817	1.1529	0.8671
July 15, 2013	16.1681	6.5635	3.4703	2.2542	1.4999	1.2274	0.9239	0.7436	0.6233	0.4728
July 15, 2014	16.1681	1.9940	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, based on a 365-day year, as applicable;

•                  if the stock price is greater than $80.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•                  if the stock price is less than $12.37 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares of Regis common stock issuable upon conversion of Notes exceed 80.8407 per $1,000 principal amount of such Notes, subject to adjustments in the same manner as the applicable conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the preliminary prospectus, dated July 6, 2009, relating to this offering.

Concurrent Offering of Common Stock:

Concurrently with this offering, Regis is offering 11,500,000 shares of its common stock (plus an underwriters’ option to purchase up to an additional 1,725,000 shares to cover overallotments) in a separate public offering. Neither offering is conditioned on the other.

Use of Proceeds:

The estimated net proceeds to Regis from this offering will be approximately $145.5 million ($167.325 million if the underwriters’ overallotment option is exercised in full), after deducting the underwriting discount but before taking into account offering expenses payable by Regis. The estimated net proceeds to Regis from the concurrent common stock offering will be approximately $136.032 million ($156.437 million if the underwriters’ overallotment option in that offering is exercised in full), after deducting the underwriting discount but before taking into account expenses payable by Regis.

Regis plans to use approximately $277 million of the net proceeds from this offering, along with the net proceeds from the concurrent common stock offering, to repay in the aggregate $267 million principal amount of its outstanding fixed rate 7.20% Senior Notes, Series B, due 2012, 4.97% Senior Notes, Series 2005-A, Tranche 1, due 2013 and 5.20% Senior Notes, Series 2005-A, Tranche 2, due 2015 and its outstanding Floating Rate Senior Notes, Series 2005-B, Tranche 1, due 2015 (which currently bear interest at 1.12% per annum) and Floating Rate Senior Notes, Series 2005-B, Tranche 2, due 2013 (which currently bear interest at 1.15% per annum). The fixed rate notes are being repaid with a premium over the principal amount that is less than the current make-whole premium. In connection with the repayment of these notes, Regis expects to incur an expense of approximately $3.6 million related to the settlement of certain interest rate swaps.

Regis intends to use the remaining proceeds, if any, to pay down outstanding borrowings under its revolving credit facility and for general corporate purposes.

Ratio of Earnings to Fixed Charges:	June 30, 2008:	4.08x

	Nine Months Ended March 31, 2009:	2.36x

Pro Forma Ratio of Earnings to Fixed Charges:	June 30, 2008:	4.92x

	Nine Months Ended March 31, 2009:	2.73x

Regis Corporation has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents Regis Corporation has filed with the SEC for more complete information about Regis Corporation and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Merrill Lynch & Co., Attn: Prospectus Department, 4 World Financial Center, New York, NY 10080, (866) 500-5408 or Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, (800) 221-1037.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.